FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2007

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release Dated July 30, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.
(Registrant)

Date: August 7, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

August 7, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@lund.com

July 30, 2007	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

DRILLING COMMENCES AT CARNEIRINHO PROPERTY IN BRAZIL

Lund Gold Ltd. (TSX-V:LGD) is pleased to report the commencement of core drilling and encouraging preliminary results from the 2007 follow-up exploration program at its Carneirinho Property, Brazil.   Kluane International Drilling Inc.  has been contracted to complete a 1000-metre core drilling program as part of the $700,000 budget for 2007.   Lund holds an option to acquire a 100% interest in the Carneirinho Property.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.   The main garimpeiro pit, Antonio de Luca, had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.

Thus far, 1846 soil and 101 rock samples have been collected in 2007.  Partial soil sample results have been received and Anomaly A has been selected for Lund’s initial drilling evaluation.   Anomaly A is defined by a minimum 600-metre by 175-metre ENE trending, gold in soil anomaly.   No outcrop exists at the anomalies and auger samples have determined that the start of saprolite is, on average at 7 to 9m depth, thereby eliminating the possibility of trenching.

Lund’s 2006 reconnaissance sampling program identified six distinct gold in soil geochemical anomalies and the 2007 sampling program was designed to better define these targets.   The 2007 samples were collected at 25-metre intervals along 50-metre spaced lines.   The trend of Anomay A strikes ENE and parallel to the main Carneirinho Fault(s), which are believed to be the structure(s) responsible for controlling fluid migration and gold mineralization within the Carneirinho garimpeiro pit.   Anomaly A is north of the extensive garimpeiro workings at Carneirinho and anomalous rock grab samples collected by APEX Geoscience Ltd. during 2005 and 2006 (see Lund press release, December 4, 2006; 12.1 g/t Au).  Further targets may be selected for drilling once all results have been received from the detailed grid sampling of the other gold in soil anomalies identified in 2006.

Soil and rock samples have been sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil.   As well, all drill core samples will be analyzed for gold and multi-element geochemistry at Lakefield.   Lakefield is ISO9001, version 2000 certified.

The 2007 exploration is under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.   To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE